UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2 (a)


BRIDGELINE DIGITAL, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

10807Q205
(CUSIP Number)

Scott Sipprelle
Westland Ventures, LLC
354 Quaker Road
Princeton, NJ 08540
609-924-5972
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 10807Q205

13D

Page 2 of 4 Pages


1.NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION
NOS.OF ABOVE PERSONS (ENTITIES ONLY)

Westland Ventures, LLC


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3. SEC USE ONLY


4. SOURCE OF FUNDS (see instructions)

OO (Funds from Investment Client)


5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OFSHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7.SOLE VOTING POWER

1,064,315


8.SHARED VOTING POWER

0


9. SOLE DISPOSITIVE POWER

1,064,315


10.SHARED DISPOSITIVE POWER

0


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,064,315


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.88% as of the date of filing of this Schedule.


14.

TYPE OF REPORTING PERSON (see instructions)

   00   (LLC)


* The calculation of the foregoing percentage is based on 21,825,510 common shares of the Issuer outstanding as of March 31, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended March 31, 2014.
Please see Item 5.



CUSIP No.10807Q205

13D

Page 3 of 4 Pages



Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.001 par value ("Common Stock") of Bridgeline Digital, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 80 Blanchard Road, Burlington, MA 01803.

Item 2.  Identity and Background.

(a-c, f) The person filing this statement is Westland Ventures, LLC (the "Reporting Person"), a Delaware limited liability company. The business address of the Reporting Person is 354
Quaker Road, Princeton, NJ 08540.The Reporting Person is a personal investment vehicle fora sole investor.

(d) The Reporting Person, has not, during the last five years, been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person beneficially holds, in the aggregate, 1,315,315 shares of Common Stock. The aggregate purchase price of the shares of Common Stock purchased by the Reporting Person was $1,273,943.33. The source of funding for the purchase of these shares of Common Stock was the investment by the sole investor in the Reporting Person.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock
reported herein on the open market.   The Reporting Person
intends to hold the Common Stock for investment purposes but also may discuss operating and strategic issues with the board and senior management of the Issuer.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of common stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

On May 20, 2014, the Reporting Person sold 251,000 shares of
Common Stock. Due to an increased number of issued and outstanding shares of the Issuer and as a result of this sale, the Reporting Person no longer holds in excess of five percent of the Issuer.


Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person
beneficially owns 1,064,315 shares of the Issuer's
Common Stock, which represents approximately 4.88% of
the Issuer's class of common stock.
(b)	The Reporting Person has sole voting and sole
dispositive power over the 1,064,315 shares of Common
Stock
(c)	On May 20, 2014, the Reporting Person, through
Mr. Siprelle, effected a sale of 251,000 shares of Common Stock. The sale price of each share of Common Stock was $0.77. The sale of the Common Shares were sold in two separate transactions, both occuring on May 20, 2014.
250,000 shares of Common Stock were executed by Taglich Brothers, Inc. and the remaining 1,000 shares were executed by Charles Schwab & Co., Inc. Both transactions took place
in the public market.
(d)	To the best knowledge of the Reporting Person, no
person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the
1,064,315 share of Common Stock reported in Item 5(a).
(e)	The Reporting Person ceased to be the beneficial owner
of more than five percent of the Issuer's Common Stock on May 20, 2014.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

The Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer

Item 7.  Material to Be Filed as Exhibits.

Not applicable.


CUSIP No. 10807Q205

13D

Page 4 of 4 Pages





SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTLAND VENTURES, LLC
/s/ Scott Sipprelle

Scott Sipprelle

PRINCIPAL


May 21, 2014